UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): THE TORONTO-DOMINION BANK

B.	This is (check one):

☒	An original filing for the Filer.

☐	An amended filing for the Filer.

C.	Identify the filing in conjunction with which this Form is being filed:

Name of Registrant:	THE TORONTO-DOMINION BANK

Form type:	F-10

File Number (if known):	333-200741

Filed by:	THE TORONTO-DOMINION BANK

Date Filed (if filed concurrently, so indicate):	December 4, 2014 FILED CONCURRENTLY

D.	The Filer is incorporated or organized under the laws of

CANADA

and has its principal place of business at:

TD Bank Tower

Toronto-Dominion Centre

Toronto, Ontario M5K 1A2, Canada

Telephone Number: (416) 982-8222

E.	The Filer designates and appoints Glenn Gibson (the “Agent”), located at:

The Toronto-Dominion Bank

31 West 52nd Street

New York, New York 10019-6101

Telephone Number: (212) 827-7000

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	Any investigation or administrative proceeding conducted by the Commission; and

(b)	Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with securities registered or qualified by the Filer on Form F-10 on the date hereof or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that the service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Form F-10 relates has ceased reporting under the Exchange Act. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Toronto, country of Canada, this 4th day of December, 2014.

Filer: THE TORONTO-DOMINION BANK

By:	/s/ Norie C. Campbell
Name: Norie C. Campbell
Title: Group Head, Legal, Compliance and Anti-Money Laundering, and General Counsel

This statement has been signed by the following person in the capacity indicated as of the 4th day of December, 2014.

Glenn Gibson,
as Agent for Service of Process for
THE TORONTO-DOMINION BANK

By:	/s/ Glenn Gibson
Name: Glenn Gibson
Title: Authorized Representative

THE TORONTO-DOMINION BANK

CERTIFICATE

I, Norie Campbell, Group Head, Legal, Compliance and Anti-Money Laundering, and General Counsel of The Toronto-Dominion Bank, (“the Bank”) do hereby certify that the following resolution of the Bank is a true copy of a resolution duly passed by the Board of Directors of the Bank at a meeting duly called and held on the 22nd day of October, 2014 and that the said resolution has not been amended or rescinded and is still in full force and effect as of the date hereof.

RESOLVED THAT:

The Bank hereby appoints Glenn Gibson or such other person as any officer of the Bank may deem fit, as its agent for the service of process upon the Bank in the United States under the Securities Act in connection with each Registration Statement and any Amended Registration Statement, as and to the extent provided for in Form F-X (and/or any other form or forms deemed appropriate by such officer of the Bank) to be filed with the SEC, and any proper officer of the Bank be and is hereby authorized to execute on behalf of the Bank and file with the SEC a consent to service of process and power of attorney on Form F-X (and/or any other form or forms deemed appropriate by such officer of the Bank) appointing Glenn Gibson or such other person, as such agent for service.

IN WITNESS WHEREOF I have hereunto subscribed my name and affixed the corporate seal of the Bank at the City of Toronto, in the Province of Ontario, this 4th day of December, 2014.

By:	/s/ Norie C. Campbell
Norie C. Campbell
Group Head, Legal, Compliance and Anti-Money Laundering, and General Counsel

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